

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 19, 2010

Nathan J. Mazurek
Chief Executive Officer
Pioneer Power Solutions, Inc.
9 West 57th Street, 26th Floor
New York, NY 10019

> **Re:** **Pioneer Power Solutions, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 25, 2010**
> **File No. 333-164504**

Dear Mr. Mazurek:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1.   Please disclose the exercise prices for the shares underlying warrants.

Corporate History, page 1

2.   Please disclose the date that your stock began to trade on the Over-the-Counter Bulletin Board.

3.   Please disclose the extent to which your chief executive officer has voting and investment control of your outstanding common stock.

Overview, page 1

4.   Please provide us independent support for your statement that you are a "leading" North American designer, manufacturer and marketer of liquid-filled electric power, distribution and specialty transformers.

Risk Factors, page 3

5.   On page 11 you indicate that you have included risk factor disclosure concerning future sales of large blocks of common stock that are subject to demand registration rights. Please tell us where you have included this risk factor disclosure, or revise your risk factor disclosure to disclose the number of shares subject to demand rights and discuss the impact of these rights on the market for your shares. Please also revise your disclosure on page 33 to describe these registration rights.

6.   We note that in the first two risk factors on page 3 you have provided revenue and raw material costs percentages for fiscal years ended December 31, 2007 and 2008. Please revise your next amendment to also disclose the applicable revenue and cost percentages for the fiscal year ended December 31, 2009.

There may be a limited market for our securities…, page 9

7.   Please revise the risk factor heading and disclosure to clarify that there is presently a limited market for your securities.

Recent Events, page 12

8.   Please revise your disclosure to clarify your statement that the financial statements presented do not include "our" historical financial results.

Critical Accounting Policies, page 13

9.   To the extent that management believes that revenue recognition is a critical accounting estimate, please revise to provide more meaningful disclosure of your revenue recognition by explaining the specific reasons why management believes revenue recognition is a critical accounting estimate. Also, revise to explain the significant judgments and estimates involved in determining your revenue

recognition policies. Additionally, please provide similar disclosures for your unrecognized tax benefits. Refer to SEC Release 33-8350.

10.   Please tell us why you consider fair value measurements to be a critical accounting policy considering your disclosure that there were no assets or liabilities measured at fair value as of December 31, 2008 or September 30, 2009.

Revenue, page 14

11.   Please revise to disclose the extent to which the 14.4% revenue decline is attributable to the translation effect between the U.S and Canadian dollars. Please refer to Item 303(a)(3)(i). Also, please reconcile your disclosure here concerning a strengthening in the U.S. dollar relative to the Canadian dollar for the nine months ended September 30, 2009 with your disclosure in the fifth paragraph of page 15 which appears to indicate the opposite translation effect.

Write-down of Advances to Companies Controlled by Stockholders, page 16

12.   We note that you wrote down advances of $700,000 made to certain members of Provident Pioneer Partners, L.P. that were made to these members as a reimbursement. Please explain to us in more detail the purpose of these advances and how they were recorded in your financial statements. Explain the nature of the reimbursement and explain to us why the write-off of the advances is properly reflected as a non-operating expense in your income statement. Cite any authoritative literature upon which you are relying.

Liquidity and Capital Resources, page 16

13.   We note that your credit facility imposes certain financial covenants and requires you to maintain certain financial ratios. Please revise your MD&A to quantify any material financial covenants / ratios. Discuss the effect on your liquidity if you are not able to maintain the required covenants / ratios.

14.   Please revise your disclosures to discuss the underlying reasons for the significant increase in your operating assets as of September 30, 2009. Identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way.

Business, page 20

15.   Please tell us whether all industry data you cite in your document is publicly available. Also tell us whether:

- you commissioned the industry reports;
- the industry reports were prepared for use in your registration statement;
- you are affiliated with the sources of the industry reports; and
- the sources of the reports consented to your use of their data in this registration statement.

Internal Growth, page 22

16.   Please revise to describe in greater detail the scope of the plant expansion and the expected schedule for completion of the project. With a view to clarified disclosure in your Liquidity and Capital Resources discussion, please tell us the anticipated cost of the expansion and the funding source or sources that you are utilizing.

Customers, page 23

17.   Please revise to disclose in greater detail the material terms of your contract with Hydro-Quebec.

Raw Materials and Suppliers, page 23

18.   Please revise to disclose the impact of the escalation clauses referenced at the bottom of page 17.

Board Committees, page 25

19.   Please revise to disclose when you intend to establish your audit and compensation committees.

Executive Compensation, page 26

20.   Please revise your Summary Compensation Table to clarify whether Mr. Mazurek received $250,000 and $150,511 payments in 2009 or whether the $150,511 payment was made in 2008.

21.   Please provide a narrative description your employment agreement with Mr. Mazurek. Please refer to Item 402(o)(1) of Regulation S-K.

22.   Please provide a narrative description of the consulting services provided by Mr. Mazurek. Please refer to Item 402(o) of Regulation S-K.

Certain Relationships and Related Transactions, page 28

23.   Please disclose all transactions with related persons as required by Item 404(a) of Regulation S-K. For instance, we note, without limitation, that you have not provided disclosure concerning:
   - several December 2, 2009 transactions referenced on page 1;
   - your $150,000 loan from unnamed limited partners of Provident Pioneer Partners referenced on page 17; and
   - your consulting arrangements with Mr. Mazurek referenced on page 26.

24.   Please explain in more detail the business reasons for the reimbursement by Pioneer Transformers to Messrs. Mazurek and Landes for their cash advances to another company affiliated with Mr. Mazurek. Explain whether or not the registrant will engage in similar transactions in the future.

Selling Stockholders, page 29

25.   Given the nature and size of the transaction being registered relative to the number of shares outstanding that are held by unaffiliated shareholders, advise the staff of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). In your analysis, please also address the fact that one million of the shares that are being registered will be offered by your controlling shareholder.

26.   Please tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. A selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter unless such broker-dealer received the securities being registered for resale on this registration statement as compensation for underwriter activities. In addition, a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus: the selling shareholder purchased the shares being registered for resale in the ordinary course of business, and at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Please revise as appropriate.

27.   Please revise the third bullet point on page 30 to disclose Genesis Capital Advisors' role in the December 2 transactions and all consideration paid for the 1,000,000 warrant shares.

Financial Statements, page F-1

28.   Please update the financial statements as required by Rule 8-08 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-2

29.   We note that the report from your independent registered public accounting firm is not signed. Please provide a signed copy of your independent registered public accounting firm's report in your next amendment.

Consolidated Statements of Cash Flows, page F-6

30.   We note that you are presenting the changes in your bank indebtedness on a net basis. Please explain to us the consideration you gave to presenting these cash flows on a gross basis. Please refer to paragraph 230-10-45-7 of the FASB Accounting Standards Codification.

31.   As a related matter please reconcile the increase in bank indebtedness of $776,766 to the change in bank indebtedness of ($105,229) as reported on your balance sheet on page F-3.

32.   We note that during 2007 and 2008 you made advances to a) a company under common significant influence, b) companies controlled by shareholders and c) to ultimate shareholders. Please address the following:
   •   Revise your related party footnote on page F-25 to clearly disclose the nature of the relationships and nature and terms of any payments made during the year. Refer to section 850-10 of the FASB Accounting Standards Codification.
   •   Explain to us how you determined the statement of cash flow classification for the advances (i.e. financing or investing activities).
   •   Further to the above, please explain how your presentation of these advances has changed, and the reasons for such changes, from your December 31, 2008 statement of cash flows to your September 30, 2009 statement of cash flows.

Note 3 – Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-7

33.   Please revise your revenue recognition policy footnote to specifically disclose your revenue generating activities. Disclose the significant terms and conditions of your typical sales arrangements and explain when you recognize revenue, including any customer acceptance, installation, or other post shipment

> obligations, rights of return, etc. To the extent any of your sales are accounted for on a multiple element basis, please explain how you account for those sales.

Accounts Receivable, page F-8

34.   We note your disclosure here that you determined that no allowances for doubtful accounts were necessary in 2007 and 2008.   In light of your significant outstanding receivable balances, please address the following:
  • Revise your MD&A to discuss your basis for your estimate that 100% of the outstanding accounts receivable will be collected.
  • Discuss any metrics such as Days Sales Outstanding (DSO) that you use in evaluating your receivables.
  • Discuss how your results of operation, financial condition and or liquidity may be affected if actual results significantly differ from your estimates.
  • Quantify the amount of outstanding receivables at September 30, 2009 that remain outstanding as of the date of your response.

Note 7 – Bank Indebtedness, page F-16

35.   We note that you entered into an agreement with your lender to sell your accounts receivable and that as of December 31, 2008 you had sold all of your accounts receivable to the lender. Given that all of your accounts receivable have been sold as of December 31, 2008, please tell us why your bank indebtedness at December 31, 2008 is less than your outstanding accounts receivable balance at December 31, 2008.   Additionally please revise your footnote to disclose all material terms of the sale agreement with your lender.

36.   We also note that your banking facility requires you to comply with certain financial covenants. Please revise this footnote to quantify the most restrictive covenants.

Note 11 – Income Taxes, page F-18

37.   We note that you are calculating your statutory income taxes at a rate of approximately 32%. Please tell us how you determined your statutory rate. Refer to paragraph 740-10-50-12 of the FASB Accounting Standards Codification.

38.   Please revise this note to provide a rollfoward of your unrecognized tax benefits or tell us why no reconciliation is necessary. Refer to paragraph to 740-10-50-15 of the FASB Accounting Standards Codification.

Note 12 – Statement of Cash Flows Information, page F-20

39.   Please provide us with a reconciliation of the changes in your operating assets and liabilities as disclosed in this note to the changes in the corresponding amounts as presented on your balance sheet.

Note 13 – Pension Plan, page F-21

40.   We note that you recorded actuarial losses of $536,407 and $74,022. Please explain to us why the actuarial losses you recorded decreased projected benefit obligation.

41.   As a related matter, revise your MD&A to discuss the significant assumptions made by management in accounting for your pension plan. Discuss how the estimates are made and the underlying reasons for any changes during the period. To the extent any changes had or are expected to have a material impact on your results of operation or financial condition, discuss the effect of the change and the potential impact that could result.

Note 15 - Related Party Transactions, page F-25

42.   We note the transactions consummated with related parties during the year. For each related party, please revise this note to disclose the nature of the services provided by / to related parties and the nature of your relationship with each entity. Refer to paragraph 850-10-50-1of the FASB Accounting Standards Codification.

Note 16 – Segmented Information, page F-26

43.   If material, please revise this note to disclose long-lived assets by country. Refer to paragraph 280-10-50-41 of the FASB Accounting Standards Codification.

Undertakings, page II-7

44.   Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Items 512(a)(5)(ii) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include this undertaking.

Exhibits

45.   Please revise your exhibit index to reflect that you received confidential treatment for portions of exhibits 10.14, 10.20 and 10.21 on January 12, 2010.

46.   We note your reference on page 26 to consulting services provided by Mr. Mazurek in 2009. Please file any consulting agreement with Mr. Mazurek as an exhibit or, if not set forth in any formal document, please file a written description of any such agreement as an exhibit. Please refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

47.   Please file exhibits 10.1 and 10.4 in definitive form and include all attachments, schedules and exhibits thereto.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Eric Atallah at (202) 551-3663 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3805 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax):   Rick A. Werner, Esq.— Haynes and Boone, LLP